Mail Stop 3561

May 29, 2009

Mr. Rami S. Ramadan
President, Chief Executive Officer and Chief Financial Officer
Trans World Corporation
545 Fifth Avenue, Suite 940
New York, NY 10017

RE: Trans World Corporation
Form 10-K: For the Year Ended December 31, 2008
Form 8-K: Filed on May 12, 2009
File Number: 000-25244

Dear Mr. Ramadan:

　　We have reviewed your response letter dated May 22, 2009 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 8 Financial Statements

Consolidated Statements of Income, page 21

1. We note your response to our prior comment 7, and acknowledge that currently your restaurant operations may not be material. However please confirm that in the future should your hotel or restaurant operations or your hotel and restaurant operations on a combined basis exceed the 10% threshold that you will separately

disclosure the revenues and costs associated with the separate operations on the face of the statement of income.

Note 2: Summary of Significant Accounting Policies Goodwill page 25

2. We note your response to our prior comment 8. Please tell us and disclose in future filings the amount of goodwill that has been allocated to each of your reporting units (the German oriented unit and the Austrian Oriented unit). In this regard, any future changes in the carrying amount of goodwill should also be disclosed for each reporting unit. Furthermore, explain to us and disclose in future filings the basis upon which goodwill was initially assigned to your reporting units. Refer to paragraphs 34, 35, and 45(c) of SFAS No. 142 for guidance.

   It still does not appear appropriate for you to include site of Route 59 (which is a part of the Austrian oriented unit) in the "Czech Republic" reporting unit, and have only one combined German and Austrian oriented reporting unit for purposes of assessing impairment. As such, please reassess impairment at the two separate reporting units of the German oriented unit and the Austrian oriented unit level and please tell us what impact this has had on your impairment analysis.

Note 2 – Significant Accounting Policies, page 25

3. We note your response to our prior comment 9 in which you acknowledge that you will expand your disclosure if future filings to disclose the information requested. In addition to disclosing the information in future filings we would like to understand the amounts involved and your current accounting policy as such we reissue our prior comment. Please tell us in your response to this letter the nature of your other incentives and recognition programs, the related amounts and how you account for these incentives and programs.

4. We note your response to our prior comment 9. However you did not address the second part of our comment regarding slot machines, as such we reissue our prior comment. Please tell us if your slot machines contain base jackpots that increase at a progressive rate based on the number of plays, and if applicable please tell us and disclose the related accounting treatment – see the guidance in paragraph 2.09-2.10 of the AICPA Audit and Accounting Guide for Casinos.

Note 9: Other Assets and Other Long Term Liabilities

Notes Receivables page 34

5. We note your response to our prior comment 12.With respect to specifically the two non-interest bearing loans and the 4% interest bearing loan (which may be at a rate that is below the prevailing market rate) to Grand Hotel Lav, d.o.o., which

you state per your footnote number 3 in your Form 10-Q for the quarter ended March 31, 2009 that the interest was waived for purposes of securing the management contract. Please tell us what consideration you gave to the applicability of APB 21 in giving accounting recognition for the waived interest in the financial statements. Specifically address the consideration given to paragraph 7 of APB 21.

Note10: Income Taxes Page 34

6. We note your response to our prior comment 13 in which you acknowledge that you will expand your disclosure if future filings to disclose the information requested. In addition to disclosing the information in future filings we would like to understand the amounts involved and your current accounting policy as such we reissue our prior comment. Please tell us in your response to this letter and disclose in future filing the amounts of gaming, charity, value added and any other taxes, the accounting policy in presenting these taxes and where in the respective consolidated financial statements these amounts are classified. Please refer to the guidance in ETIF Issue No. 06-03 and revise accordingly.

Form 8-K (Press release)-filed on May 12, 2009

Non-GAAP Financial Measures

7. We note your response to our prior comment 1. In this regard, it appears you state that your filings with the commission (e.g. quarterly reports) will discontinue the use of "EBITDA" measure presentations and "EBITDA from Operations" will be discontinued both in filings and press releases furnished on Form 8-K.   However, it also appears that you intend to continue disclosing the non-GAAP financial measures of "EBITDA" and "EBITDA margin" in your press releases furnished on Form 8-K, as provided in your 1st quarter fiscal 2009 press release on results of operations.   If you continue with these two non-GAAP financial measures in your press releases, please also disclose why management believes these non-GAAP financial measures provide useful information to investors as well as the purposes for which management uses these measures of performance.   Refer to the guidance in Instruction 2 of Item 2.02 in the Form 8-K and paragraph (e)(1)(i) of Item 10 of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Aamira Chaudhry at 202-551-3389 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief